SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

BEMA GOLD CORPORATION
(Translation of Registrant’s name into English)

1138 Melville Street, 18th Floor
Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

     [Indicate by check mark whether the Registrant files or
will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _____  Form 40-F

     [Indicate by check mark whether the Registrant by
furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____  No

     [If “Yes: is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b).]

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             BEMA GOLD CORPORATION
(Registrant)

By:     /s/ Roger Richer
(Signature)

Roger Richer, Vice President, Administration,
Secretary and General Counsel
(Name and Title of Signing Officer)

Date:     October 31, 2002

News Release

Bema Enters into Agreement to Acquire High Grade Gold and Silver Project in Russia

October 29, 2002

FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema or the “Company”) is pleased to announce that it entered into a letter agreement with the government of the Chukotka, an autonomous Okrug, in North East Russia to acquire up to a 75% interest in the high grade Kupol gold and silver project. The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometers of strike length and remains open along strike and at depth.

Approximately 35 trenches have been completed over 3 kilometers of strike length with several high grade intercepts occurring along an 1800 metre section including, 183.4 g/t gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34. Examples of significant trenching results are as follows:

Trench #	From (m)	To (m)	Width (m)	Gold g/t	Silver g/t
K-04*	60	70	10	58.4	530.0
K-13	21.8	24.6	2.8	70.1	176.2
K-12	5.2	16.6	11.4	13.0	147.5
K-29*	37	44	7.0	23.5	160.7
K-26*	27	30.9	3.9	28.0	102.4
K-10*	57.2	61	3.8	20.3	124.7
K-10*	76.5	84.0	7.5	11.3	111.7
K-03	32.4	35.6	3.2	129.2	517.2
K-01	38.8	50.8	12	30.7	329
PL-49S*			4.0	56.04	259.9
K-16	25.5	37.3	11.8	183.4	2557
K-33*	10.8	14.0	3.2	23.4	114.6
K-17	66.5	73.8	7.3	37.2	343.4
K-34*	17.0	26.0	9.0	154.8	548.8
K-18	106.6	109.9	3.3	16.2	103.0
K-19	35.2	44.1	8.9	16.8	113.8
K-20	77.3	83.5	6.2	18.2	147.0

*Sampled and assayed by Bema, supervised by Tom Garagan, VP Exploration

Results have also been received from 20 diamond drill holes (approximately 2500 metres) that have been drilled along 400 meters of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts including drill hole C-5 which reported 51.6 g/t gold and 530.9 g/t silver over 41.3 metres (true width 15 metres). Examples of significant drill results are as follows: (see page 2)

Drill Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t
C-14	30.8	37.1	6.3	32.2	206.7
C-07	47.2	64.4	17.2	13.2	125.8
C-02	77.5	84.1	6.6	85.3	704.4
C-02	95.1	97.8	2.7	31.3	143.6
C-05	153.7	195.0	41.3	51.6	530.9
C-33	67.1	68.2	1.1	33.0	52.0
C-34	147.8	177.0	29.2	16.0	340.1

The Russian company that carried out the exploration work has calculated a C-1/C-2 reserve of 780,000 tonnes containing 835,000 ounces of gold and 9,350,000 ounces of silver with an average grade of 33.3 g/t gold and 372.8 g/t silver. The reserve was calculated from a 400 metre section of the vein strike length to a maximum depth of 100 metres and does not include many of the significant trench results. Bema’s management believes that the Kupol property has the potential to host a multi million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining.

The Kupol project is located approximately 950 kilometers northeast of Bema’s Julietta Mine and 200 kilometers east of the city of Bilibino. Access to the property is via dirt road and all terrain track in the summer and winter road for the remainder of the year or by helicopter from Billibino.

Bema can acquire a 75% interest in the Kupol property through a series of payments and the completion of a feasibility study. Details of the agreement will be released upon completion of definitive documentation expected in November.

Bema intends to deliver camps, drill rigs and supplies to the Kupol site over the winter months and is planning an extensive trenching, drilling and metallurgical sampling program commencing in April 2003.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

News Release

October 30, 2002

FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema”) has acquired, by way of private placement, beneficial ownership of 11,230,714 special warrants at a price of C$1.40 per special warrant (the “Special Warrants”) in the capital of EAGC Ventures Corp. (“EAGC”). Each Special Warrant is exchangeable into one unit (“Unit”), each Unit consisting of one common share (“Share”) in the capital of EAGC and one-half of one share purchase warrant (“Warrant”). Bema has acquired 24.7% of the Special Warrants issued to date under the placement.

Bema beneficially owns 11,230,714 Special Warrants which are exercisable into Shares and Warrants of EAGC. Upon exercise or deemed exercise of the Special Warrants, Bema will hold 11,230,714 common shares in the capital of EAGC and will hold warrants which, if exercised, would increase its holdings in EAGC to 16,846,071 common shares. EAGC is listed on the TSX Venture Exchange, however the private placement was an off-market transaction.

The acquisition by Bema of the Special Warrants in EAGC is for investment purposes and Bema has no current intention to increase its beneficial ownership of securities of EAGC. EAGC and Bema have entered into a business combination agreement whereby Bema intends to acquire all of EAGC’s issued and outstanding shares, warrants and options on the basis of one common share of Bema in exchange for each share of EAGC which the holder owns or has the right to acquire. Any securities of EAGC held by Bema will be cancelled in the business combination.

EAGC has recently acquired the Golden Reefs Mines in South Africa. This business combination with EAGC will increase Bema’s projected annual production to approximately 315,000 ounces of gold per year with projected operating costs of approximately $135 per ounce. Bema’s reserves and resources combined with Golden Reefs’ current reserves and resources will be approximately 2.8 million ounces of gold reserves and approximately 11 million ounces of resources. This business combination transforms Bema into a low cost intermediate gold producer, focused on growth with proven leverage to gold and extraordinary liquidity.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.